UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549
____________________
FORM 8-A
(Amendment No. )

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

THE LGL GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)
Delaware	38-1799862
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2525 Shader Road, Orlando, FL	32804
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Warrants to purchase Common Stock (expiring August 6, 2018)	NYSE MKT LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.

Securities Act registration statement file number to which this form relates:	333-169540

Securities to be registered pursuant to Section 12(g) of the Act:

Not Applicable
(Title of Class)

Item 1.  Description of Registrant's Securities to be Registered.

On July 15, 2013, the Board of Directors of The LGL Group, Inc. (the "Company") authorized the distribution of warrants ("Warrants") to purchase shares of the Company's common stock, par value $0.01 per share ("Common Stock"), to holders of Common Stock on July 29, 2013 (the "Record Date").  Holders of Common Stock on the Record Date will be entitled to receive five (5) Warrants for each share of Common Stock owned.  When exercisable, twenty-five (25) Warrants will entitle their holder to purchase one (1) share of Common Stock at the Exercise Price (as defined below).

The Warrants will be issued pursuant to the terms of a Warrant Agreement, dated as of July 30, 2013 (the "Warrant Agreement"), among the Company, Computershare Inc., and Computershare Trust Company, N.A. (collectively, the "Warrant Agent").  The following summary of certain provisions of the Warrants and the Warrant Agreement is not complete and is qualified in its entirety by reference to the Warrant Agreement, filed as Exhibit 4.1 to this Registration Statement on Form 8-A and incorporated by reference herein.

Exercisability
Twenty-five (25) Warrants entitle their registered holder to purchase one (1) share of Common Stock at the Exercise Price.  The Warrants are "European style warrants" and will only become exercisable on the earlier of (i) August 6, 2018 (the "Expiration Date"), and (ii) such date that the 30-day volume weighted average price per share ("VWAP") of the Common Stock is greater than or equal to $15.00 (as adjusted for stock splits, stock dividends, combinations, reclassifications and similar events).  Once the Warrants become exercisable, they may be exercised in accordance with the terms of the Warrant Agreement until their expiration at 5:00 p.m., Eastern Time, on the Expiration Date.
The Company will monitor the VWAP of the Common Stock.  Within four business days after the first trading day after the issuance of the Warrants on which the Common Stock has an average VWAP for the 10 consecutive trading days immediately prior to such date that is greater than or equal to $15.00, the Company will instruct the Warrant Agent to give all Warrant holders notice that the Warrants may become exercisable on a date prior to the Expiration Date and to provide instructions on how to exercise Warrants if and when they become exercisable.  The Company will issue a press release and file a Current Report on Form 8-K to notify the public if the Warrants become exercisable because the average VWAP for the Common Stock for 30 consecutive trading days is greater than or equal to $15.00 promptly, but no later than three business days after the Warrants become exercisable.
If the Warrants become exercisable because the average VWAP for the Common Stock for 30 consecutive trading days is greater than or equal to $15.00, and not less than six weeks prior to the Expiration Date, the Warrant Agent will notify DTC and mail to each Warrant holder exercise forms detailing the terms and procedure for exercise of the Warrants.  As Warrants are exercised, the Warrant Agent will deliver the shares of Common Stock issued upon exercise of the Warrants to stockholders and forward the proceeds from the Warrant exercises to the Company.
No Warrants will be exercisable unless at the time of exercise a prospectus relating to the Common Stock issuable upon exercise of the Warrants is current and the Common Stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants.  Under the terms of the Warrant Agreement, the Company has agreed to meet these conditions and use its best efforts to maintain a current prospectus relating to Common Stock issuable upon exercise of the Warrants until the expiration of the Warrants.  However, the Company cannot provide assurance that it will be able to do so, and if the Company does not maintain a current prospectus related to the Common Stock issuable upon exercise of the Warrants, holders will be unable to exercise their Warrants and the Company will not be required to settle any such Warrant exercise.  If the prospectus relating to the Common Stock issuable upon the exercise of the Warrants is not current or if the Common Stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Warrants reside, the Company will not be required to net cash settle or cash settle the Warrant exercise, the Warrants may have no value, the market for the Warrants may be limited and the Warrants may expire worthless.
Exercise Price and Adjustments
The Warrants have an initial exercise price of $7.50 per share (the "Exercise Price").  The Warrants provide for adjustments to the Exercise Price following a number of corporate events, including (i) the Company's issuance of a stock dividend or the subdivision or combination of the Common Stock, (ii) the Company's issuance of rights, options or warrants to purchase Common Stock at a price below the 10-day VWAP of the Common Stock, (iii) a distribution of capital stock of the Company or any subsidiary other than the Common Stock, rights to acquire such capital stock, evidences of indebtedness or assets, (iv) the Company's issuance of a cash dividend on the Common Stock, and (v) certain tender offers for the Common Stock by the Company or one or more of its wholly-owned subsidiaries.  The Warrants also provide for adjustments to the number of shares of Common Stock for which the Warrants are exercisable following the Company's issuance of a stock dividend or the subdivision or combination of the Common Stock.
Reclassification, Change, Consolidation, Merger, Sale or Conveyance
If, at any time Warrants are outstanding there is: (i) any reclassification or change of the outstanding shares of Common Stock (other than a change reflected in an adjustment of the Exercise Price), (ii) any consolidation, merger or combination of the Company with or into another entity as a result of which holders of Common Stock are entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock, or (iii) any sale or conveyance of the property or assets of the Company as, or substantially as, an entirety to any other entity as a result of which holders of Common Stock will be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock, then the Company, or such successor corporation or transferee will provide Warrant holders with the right, upon exercise of such Warrants to receive (in lieu of the number of shares of Common Stock previously deliverable) the kind and amount of securities, cash and other property that would have been received by a holder of the number of shares of Common Stock issuable upon exercise of such Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance.
Manner of Exercise
The Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Warrant Agent a duly executed exercise notice accompanied by payment in full for the number of shares of the Common Stock purchased upon such exercise.  The Warrants are exercisable for cash only.
Transferability of Warrants
The Warrants will be issued in registered form under the Warrant Agreement.  The Warrants may be sold, transferred or assigned, in whole or in part.
Fractional Shares
Warrants may be exercised only for whole numbers of shares of Common Stock.  Whenever any fraction of a share of Common Stock would otherwise be required to be issued or distributed, the actual issuance or distribution made shall reflect a rounding of such fraction up or down, as applicable, to the nearest whole share.
Rights as a Stockholder
Until Warrant holders acquire shares of Common Stock upon exercise of the Warrants, Warrant holders will have no rights with respect to the shares of Common Stock underlying such Warrants.  Upon the acquisition of shares of Common Stock upon exercise of the Warrants, the holders thereof will be entitled to exercise the rights of a common stockholder only as to matters for which the record date for the matter occurs after the exercise date of the Warrants.

Item 2.  Exhibits.

Exhibit No.	Description
4.1	Warrant Agreement, dated as of July 30, 2013, by and among The LGL Group, Inc., Computershare Inc., and Computershare Trust Company, N.A.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

July 30, 2013	THE LGL GROUP, INC.

	By:	/s/ R. LaDuane Clifton
		Name:	R. LaDuane Clifton
		Title:	Chief Financial Officer